        July 11, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	SBS Broadcasting S.A. Registration Statement on Form F-3

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), SBS Broadcasting S.A. (the "Registrant") hereby applies to withdraw its Registration Statement on Form F-3 (Registration No. 333-105673), originally filed with the Securities and Exchange Commission (the "Commission") on May 30, 2003 (the "Registration Statement") on the grounds that the selling shareholders described in the Registration Statement decided to sell their shares in private transactions and the Registrant has determined that it will not proceed with the proposed public offering.

        The Registration Statement was never declared effective and no securities were sold in connection with the proposed offering described therein.

        The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

        Please call Mr. Daniel A. Braverman or Mr. Charles H. Hawes of Cleary, Gottlieb, Steen & Hamilton on 011-44-20-7614-2200, collect if necessary, if you have any questions.

Very truly yours, SBS BROADCASTING S.A.
By:	/s/ ERIK T. MOE Erik T. Moe Senior Vice-President & General Counsel